Exhibit 99.5

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	CADBURY SCHWEPPES PLC		JOHN MICHAEL SUNDERLAND

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest DIRECTOR’S OWN HOLDING	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
			JOHN MICHAEL SUNDERLAND	584,173
			JEAN MARGARET SUNDERLAND	104,494
			JM SUNDERLAND, JM SUNDERLAND AND DJ LEITCH A/C JMS1	52,000
			JM SUNDERLAND, JM SUNDERLAND AND DJ LEITCH A/C JMS2	54,000
			TUDOR NOMINEES LTD	5,974
			BT GLOBENET NOMINEES LTD A/C 10	3,972
			DOUGLAS DEAKIN YOUNG LTD	5,189
			BANK OF NEW YORK NOMINEES LTD A/C 491849	78,511
			BANK OF NEW YORK NOMINEES LTD A/C 491846	362,495

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) SEE 3 ABOVE	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary
			GRANT OF EXECUTIVE OPTIONS UNDER THE COMPANY’S 1994 SHARE OPTION PLAN

7.	Number of shares acquired N/A	8.	Percentage of issued class N/A	9.	Number of shares disposed N/A	10.	Percentage of issued class N/A

11.	Class of security ORDINARY SHARES OF 12.5P EACH	12.	Price per share N/A	13.	Date of transaction 10 MAY 2003	14.	Date company informed 12 MAY 2003

15.	Total holding following this notification 1,250,808			16.	Total percentage holding of issued class following this notification 0.06%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant 10 MAY 2003	18.	Period during which or date on which exercisable 10 MAY 2006 – 9 MAY 2013

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved: class, number ORDINARY SHARES OF 12.5P EACH: 500,000

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise £3.515	22.	Total number of shares or debentures over which options held following this notification OPTIONS OVER ORDINARY SHARES OF 12.5P EACH: 2,338,473

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JE HUDSPITH 020-7830 5179

25.	Name and signature of authorised company official responsible for making this notification J MILLS GROUP DEPUTY SECRETARY

Date of notification 12 MAY 2003